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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1

                                       TO

                                   SCHEDULE TO

        Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
                     of the Securities Exchange Act of 1934

                         UNITED STATES EXPLORATION, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                    91182F105
                      (CUSIP Number of Class of Securities)

                                 BRUCE D. BENSON
                       CHAIRMAN OF THE BOARD OF DIRECTORS,
                      CHIEF EXECUTIVE OFFICER AND PRESIDENT
                         UNITED STATES EXPLORATION, INC.
                            1560 BROADWAY, SUITE 1900
                             DENVER, COLORADO 80202
                                 (303) 863-3550
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                         on behalf of the filing person)

                                    COPY TO:
                           ANDREW L. BLAIR, JR., ESQ.
                             SHERMAN & HOWARD L.L.C.
                       633 SEVENTEENTH STREET, SUITE 3000
                             DENVER, COLORADO 80202
                                 (303) 297-2900

                            CALCULATION OF FILING FEE
Transaction Valuation*                                      Amount of Filing Fee
$2,250,000                                                                $207**

*For the purpose of calculating the filing fee only, this amount is based on the purchase of 1,500,000 shares of common stock at the tender offer price of $1.50 per share.

**Previously paid.



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[ ]      Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1

[X]      issuer tender offer subject to Rule 13e-4

[ ]      going private transaction subject to Rule 13e-3

[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]




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                         AMENDMENT NO. 1 TO SCHEDULE TO

         This Amendment No. 1 to Tender Offer Statement on Schedule TO is filed by United States Exploration, Inc., a Colorado corporation, in connection with its offer to purchase 1,500,000 shares of its common stock, $0.0001 par value, at a price of $1.50 per share, net to the seller in cash, without interest. This offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 21, 2002 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment amends and supplements the Tender Offer Statement on Schedule TO originally filed by United States Exploration, Inc. on November 21, 2002 (the "Schedule TO"), as set forth below. This Amendment and the Schedule TO are intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

ITEM 1. SUMMARY TERM SHEET

Item 1 of the Schedule TO and the "Summary of Our Offer" of the Offer to Purchase are hereby amended by adding the following as the fourth bullet point under the caption "What is the purpose of the offer?":

o "Shareholders who choose not to tender their shares should note that our purchase of shares pursuant to the offer will reduce the `public float' of our common stock. The `public float' is the outstanding shares of our common stock, excluding those shares held by directors, officers and control persons. Although we do not believe that the reduction in the public float will have a material impact on the trading market for our shares, there can be no assurance that the liquidity of our shares will not be adversely affected. (See Section 12.)"

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Schedule TO and Sections 2, 3, 5 and 7 of the Offer to Purchase are hereby amended as follows:

(a) The fourth sentence of the last paragraph under Section 2 of the Offer to Purchase is deleted and replaced in its entirety with the following:

         "The Company has been advised that no officer or director will sell any shares under the offer, and, to the Company's knowledge, no control person of the Company intends to sell any shares under the offer."

(b) The third sentence of the paragraph captioned "Determination of Validity; Rejection of Shares" under Section 3 of the Offer to Purchase is deleted and replaced in its entirety with the following:

         "The Company also reserves the absolute right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder, and on all parties, provided, that if the Company waives a condition of the offer with respect to one tender of shares, the Company will waive that condition for all tenders made."



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(c) The following sentence is added after the first sentence of the third paragraph of Section 5 of the Offer to Purchase:

         "Because of the proximity of the Expiration Date to the Christmas and New Year holidays, the Depositary may require as many as ten days to calculate the final proration factor. In the event the Expiration Date is extended beyond the holiday season, which is not currently anticipated, the Company expects the Depositary to be able to calculate the proration factor more quickly. When the proration factor has been determined, the Company will announce the final results of such proration by press release and in all cases will pay for shares purchased in the offer promptly after the proration factor has been determined."

(d) The words "(including any action or omission to act by the Company)" in the first paragraph of Section 7 of the Offer to Purchase are deleted and replaced with "(excluding any action or omission to act by the Company)".

(e) The following clause is added to the end of the second bullet point of paragraph (1) and to the end of the third bullet point of paragraph (2) of
Section 7 of the Offer to Purchase:

         "described under the heading `What is the Purpose of Our Offer?' under `Summary of Our Offer' and in Section 2 (`Purpose of the Offer')."

(f) The words "or materially impair the contemplated benefits of the offer to the Company" are deleted from the end of the fourth bullet point of paragraph
(2) of Section 7 of the Offer to Purchase.

(g) The first sentence of the last paragraph of Section 7 is deleted and replaced in its entirety with the following:

         "The conditions referred to above are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (excluding any action or omission to act by the Company) giving rise to any condition, and, other than the condition set forth in (5) above, may be waived by the Company, in whole or in part, at any time and from time to time in its reasonable discretion, provided that all conditions must be satisfied or waived by the Company prior to the Expiration Date."

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 5 of the Schedule TO and Section 11 of the Offer to Purchase are hereby amended by adding the following sentence as a new paragraph at the end of
Section 11 of the Offer to Purchase:

         "There is currently no agreement, arrangement or understanding between the Company or, to the Company's knowledge, any of its executive officers, directors or control persons, on the one hand, and any other person, on the other hand, with respect to any securities of the Company."



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ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 6 of the Schedule TO and Section 12 of the Offer to Purchase are hereby amended by adding the following after the first sentence of the first paragraph of Section 12 of the Offer to Purchase:

         "This reduction in the number of outstanding shares held by persons other than directors, officers and control persons, known as the `public float,' may reduce the average daily trading volume and adversely affect the liquidity of the Company's shares. Securities with a smaller float may trade at lower prices than would comparable securities with a greater float. A reduced float also may have the effect of causing the trading prices of the Company's shares that are not tendered or purchased to be more volatile."

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 7 of the Schedule TO and Section 9 of the Offer to Purchase are hereby amended by adding the following sentence to the end of the second paragraph of
Section 9 of the Offer to Purchase:

         "As of November 21, 2002, the Company had approximately $12 million of available borrowings under the revolving line of credit."

ITEM 11. ADDITIONAL INFORMATION.

For all purposes with respect to this offer, the Company will interpret the Letter of Transmittal as if attestation (4) on page seven were not contained therein.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             UNITED STATES EXPLORATION, INC.

                                             By:    /s/ Bruce D. Benson
                                             Name:  Bruce D. Benson
                                             Title: President

                                             Dated: December 11, 2002


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